As filed with the Securities and Exchange Commission on September 19, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

CareScience, Inc.
(Name of Subject Company (Issuer))

Quovadx, Inc.
Carlton Acquisition Corp.
(Names of Filing Persons)
(Offeror)

COMMON STOCK,
NO PAR VALUE
(Title of Class of Securities)

141726109
(CUSIP Number of Class of Securities)

Linda K. Wackwitz, Esq.
Executive Vice President
and General Counsel
Quovadx, Inc.
6400 S. Fiddler’s Green Circle
Suite 1000
Englewood, Colorado 80111
(303) 488-2019
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

with a copy to
Arthur F. Schneiderman, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)

$30,114,195	$2,436

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the acquisition by Quovadx, Inc. of all of the issued and outstanding shares of common stock (the “Shares”) of CareScience, Inc. for a per Share payment of (i) $1.40 in cash, and (ii) 0.1818 shares of Quovadx common stock and cash in lieu of fractional shares (as further described in the prospectus contained in registration statement on Form S-4 (the “Prospectus”) filed with the Securities and Exchange Commission by Quovadx on August 21, 2003). The value of the Quovadx common stock portion of the Offer (as defined in the Prospectus) was calculated as the product of (i) $3.575 (the average of the high and low prices per share of Quovadx common stock on August 14, 2003 as reported by the Nasdaq National Market) and (ii) the product of (A) 0.1818 and (B) 14,690,317 (the maximum number of Shares expected to be acquired by Quovadx in connection with the Offer).
(2)	The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, equals $80.90 per million of the aggregate value of the cash and securities offered by Quovadx.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,436
Form or Registration No.: SC TO-T
Filing Party: Quovadx, Inc.
Date Filed: August 21, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☒	Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE 13D

CUSIP No. 141726109			Page 1 of 2

1.	Name of Reporting Person: Quovadx, Inc.		I.R.S. Identification Nos. of above persons (entities only): 85-0373486

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100.0%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP No. 141726109			Page 2 of 2

1.	Name of Reporting Person: Carlton Acquisition Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100.0%

14.	Type of Reporting Person (See Instructions): CO

      This Amendment No. 3, constituting the final amendment (this “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO filed on August 21, 2003, as amended on September 5 and September 18, 2003 (the “Schedule TO”), relating to the offer by Carlton Acquisition Corp., a Pennsylvania corporation (“Purchaser”) and wholly owned subsidiary of Quovadx, Inc., a Delaware corporation (“Quovadx”), to exchange all of the outstanding shares of common stock, no par value (“Shares”), of CareScience, Inc., a Pennsylvania corporation (the “Company) for 0.1818 shares of the common stock of Quovadx (the “Quovadx Shares”) and cash in the amount of $1.40 per Share upon the terms and subject to the conditions described in the Prospectus referenced below.

      The offer is made pursuant to an Agreement and Plan of Merger, dated August 13, 2003, by and among Quovadx, Purchaser and the Company which contemplates the merger of Purchaser with and into the Company (the “Merger”). Quovadx has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Quovadx Shares to be issued to the shareholders of the Company in the offer and the Merger (as amended on September 5, 2003, the “Registration Statement”). The terms and conditions of the offer and the Merger are set forth in the prospectus that is part of the Registration Statement (the “Prospectus”) a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (as they may be amended and supplemented from time to time, together constitute the “Offer”).

      All of the information in the Prospectus and the related Letter of Transmittal, is hereby incorporated by reference in answer to items 1 through and including 11 of this Schedule TO, except as otherwise set forth below.

     This Amendment also constitutes Amendment No. 1 to the statement on Schedule 13D (the “Schedule 13D”) filed by Quovadx and Purchaser with the Securities and Exchange Commission (“SEC”) on August 21, 2003, with respect to the beneficial ownership by Quovadx and Purchaser of CareScience common stock, which is incorporated herein by reference. As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO and all amendments hereto previously filed with the SEC are hereby incorporated by reference with respect to Items 1 through 6 of the Schedule 13D, except as otherwise set forth below. Item 7 of the Schedule 13D is hereby amended and supplemented by including the Schedule TO and all amendments hereto previously filed with the SEC as exhibits to the Schedule 13D.

Item 8.    Interest in Shares of the Subject Company.

     Item 8 of the Schedule TO and Item 5 of the Schedule 13D are hereby amended and supplemented to include the following information:

     The Offer expired at 12:00 midnight, Eastern Daylight Time, on Thursday, September 18, 2003. Immediately thereafter, Quovadx and Purchaser accepted for exchange and payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. At the expiration of the Offer, 12,924,127 Shares were validly tendered and not withdrawn (including 896,378 Shares tendered by notice of guaranteed delivery), representing approximately 97.2% of the outstanding Shares. Based on information provided to Quovadx and Purchaser by the Company, there were 13,291,461 Shares outstanding as of September 18, 2003.

     On September 19, 2003, at 8:00 A.M., Eastern Daylight Time, Purchaser merged with and into the Company in a “short-form” merger under the Pennsylvania Business Corporations Law, resulting in the Company becoming a wholly-owned subsidiary of Quovadx. As a result of the merger, as further described in the Prospectus, each outstanding Share not tendered in the Offer has been converted into the right to receive $1.40 in cash and 0.1818 Quovadx Shares, the same consideration payable to stockholders that tendered Shares in the Offer.

     On September 19, 2003, Quovadx issued a press release announcing the completion of the Offer and the Merger. The full text of the press release is filed as Exhibit (a)(9) and is incorporated herein by reference.

Item 12.    Exhibits.

      The following are attached as exhibits to this Schedule TO:

Exhibit
Number	Exhibit Description

(a)(1)*	Prospectus relating to Quovadx Shares to be issued in the Offer and the Merger (incorporated by reference to Quovadx’s Rule 424(b)(3) filing in connection with Registration Statement No. 333-108116 on September 18, 2003).

(a)(2)*	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(3)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(5)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(6)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(7)*	Press release issued by Quovadx and the Company on August 14, 2003 (incorporated by reference to Form 425 filed by Quovadx on August 14, 2003).

(a)(8)*	Press release issued by Quovadx and the Company on August 21, 2003.

(a)(9)	Press release issued by Quovadx on September 19, 2003.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of August 13, 2003, by and among Quovadx, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(d)(2)*	Tender and Voting Agreement, by and among Quovadx and certain shareholders of the Company (incorporated by reference to Exhibit 2.2 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(d)(3)*	Form of Affiliate Agreement, by and among Quovadx and certain shareholders of the Company (incorporated by reference to Exhibit 2.3 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(g)	None.

(h)	None.

* Previously filed on Schedule TO by Quovadx and Purchaser on August 21, 2003

Item 13.    Information Required by Schedule 13e-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Quovadx, Inc.

	By:	/s/ Gary T. Scherping

Name: Gary T. Scherping
Title: Executive Vice President and Chief Financial Officer

Carlton Acquisition Corp.

	By:	/s/ Gary T. Scherping

Name: Gary T. Scherping
Title: Vice President

Date: September 19, 2003

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

(a)(1)*	Prospectus relating to Quovadx Shares to be issued in the Offer and the Merger (incorporated by reference to Quovadx’s Rule 424(b)(3) filing in connection with Registration Statement No. 333-108116 on September 18, 2003).

(a)(2)*	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(3)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(5)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(6)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(7)*	Press release issued by Quovadx and The Company on August 14, 2003 (incorporated by reference to Form 425 filed by Quovadx on August 14, 2003).

(a)(8)*	Press release issued by Quovadx and the Company on August 21, 2003.

(a)(9)	Press release issued by Quovadx on September 19, 2003.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of August 13, 2003, by and among Quovadx, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(d)(2)*	Tender and Voting Agreement, by and among Quovadx and certain shareholders of the Company (incorporated by reference to Exhibit 2.2 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(d)(3)*	Form of Affiliate Agreement, by and among Quovadx and certain shareholders of the Company (incorporated by reference to Exhibit 2.3 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(g)	None.

(h)	None.

* Previously filed on Schedule TO by Quovadx and Purchaser on August 21, 2003